----------------------------------------------
                             Spin for Cash Wide Area
                             Progressive Joint
                             Venture

                             Financial Statements for the Years Ended September 29, 2001, September 30,2000, and October 2, 1999
                             and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Co-Venturers of the Spin for Cash Wide Area Progressive Joint Venture:

We have audited the accompanying balance sheets of the Spin for Cash Wide Area Progressive Joint Venture (the "Venture") as of September 29, 2001 and September 30, 2000, and the related statements of income, venturers' capital, and cash flows for each of the three years in the period ended September 29, 2001.
These financial statements are the responsibility of the Venture's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Venture as of September 29, 2001 and September 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Reno, Nevada
November 16, 2001

SPIN FOR CASH WIDE AREA PROGRESSIVE JOINT VENTURE
STATEMENTS OF INCOME

                                                             Years Ended
                                             September 29,   September 30,  October 2,
                                                 2001            2000         1999
--------------------------------------------------------------------------------------
(Dollars in thousands)
Revenues
  Gaming operations                            $504,321        $375,379     $293,460
                                               --------        --------     --------

Costs and expenses
  Cost of gaming operations                     217,864         164,535      142,179
  Research and development                        3,617           3,853        3,216
  Selling, general, and administrative              402             300          177
  Provision for bad debts                         3,576              28            -
                                               --------        --------     --------
    Total costs and expenses                    225,459         168,716      145,572
                                               --------        --------     --------

Income from operations                          278,862         206,663      147,888
                                               --------        --------     --------

Other income (expense)
  Interest income                                10,046           9,778        6,307
  Interest expense                               (5,387)         (4,494)      (4,234)
  Loss on investments and foreign
    currency valuation                              (96)            (15)          (3)
                                               --------        --------     --------
    Total other income, net                       4,563           5,269        2,070
                                               --------        --------     --------

Net income                                     $283,425        $211,932     $149,958
                                               ========        ========     ========


     The accompanying notes are an integral part of these financial statements.

SPIN FOR CASH WIDE AREA PROGRESSIVE JOINT VENTURE
BALANCE SHEETS

                                                            September 29,     September 30,
                                                                2001              2000
-------------------------------------------------------------------------------------------
(Dollars in thousands)
Assets
  Current assets
    Cash and cash equivalents                                 $ 93,211          $ 70,279
    Accounts receivable, net of allowance for doubtful
      accounts of $3,586 and $102                               44,272            35,785
    Receivable from IGT                                          1,070                 -
    Investments to fund liabilities to jackpot winners           8,382             6,558
    Prepaid royalties                                           24,422            27,443
    Prepaid expenses and other                                   2,142             3,396
                                                              --------          --------
      Total current assets                                     173,499           143,461
                                                              --------          --------

  Furniture, fixtures and equipment, at cost                   112,307            91,208
    Less accumulated depreciation                              (71,287)          (49,879)
                                                              --------          --------
    Furniture, fixtures and equipment, net                      41,020            41,329
                                                              --------          --------

  Investments to fund liabilities to jackpot winners            86,262            68,274
                                                              --------          --------

    Total assets                                              $300,781          $253,064
                                                              ========          ========

Liabilities and venturers' capital
  Current liabilities
    Accounts payable to IGT                                   $      -          $  3,260
    Accounts payable to Anchor                                       -                18
    Jackpot liabilities                                         49,107            26,592
    Commissions and other payables                               1,020               866
                                                              --------          --------
      Total current liabilities                                 50,127            30,736

  Long-term jackpot liabilities                                102,176            81,575
                                                              --------          --------

      Total liabilities                                        152,303           112,311

  Venturers' capital                                           148,478           140,753
                                                              --------          --------

      Total liabilities and venturers' capital                $300,781          $253,064
                                                              ========          ========



     The accompanying notes are an integral part of these financial  statements.

SPIN FOR CASH WIDE AREA PROGRESSIVE JOINT VENTURE
STATEMENTS OF CASH FLOWS


                                                                                  Years Ended
                                                                 ------------------------------------------
                                                                 September 29,  September 30,    October 2,
                                                                     2001           2000            1999
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Cash flows from operating activities
  Net income                                                       $283,425       $211,932        $149,958
                                                                   --------       --------        --------
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation                                                     33,918         25,206          20,405
    Provision for bad debts                                           3,576             28               -
    Provision for inventory obsolescence                              1,873            459           1,578
    (Increase) decrease in assets:
      Accounts receivable                                           (13,133)       (11,139)         (4,495)
      Prepaid expenses and other                                      5,741         14,879         (37,120)
    Increase (decrease) in accounts payable and
      accrued liabilities                                            (4,997)       (26,722)         15,792
                                                                   --------       --------        --------

  Total adjustments                                                  26,978          2,711          (3,840)
                                                                   --------       --------        --------

  Net cash provided by operating activities                         310,403        214,643         146,118
                                                                   --------       --------        --------

Cash flows from investing activities
  Investment in furniture, fixtures and equipment                   (40,926)       (46,552)        (10,749)
  Proceeds from sale of furniture, fixtures and
    equipment                                                         7,318          2,396           2,735
  Investments to fund liabilities to jackpot winners:
    Proceeds                                                          6,754          4,684          35,449
    Purchases                                                       (26,566)       (24,742)        (21,105)
                                                                   --------       --------        --------

  Net cash provided by (used in) investing activities               (53,420)       (64,214)          6,330
                                                                   --------       --------        --------


     The accompanying notes are an integral part of these financial statements.

SPIN FOR CASH WIDE AREA PROGRESSIVE JOINT VENTURE
STATEMENTS OF CASH FLOWS


                                                                               Years Ended
                                                                September 29,  September 30,  October 2,
                                                                    2001           2000          1999
--------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Cash flows from financing activities
  Jackpot liabilities:
    Payments to winners                                            (88,825)       (79,823)      (87,096)
    Collections from systems                                       130,474         89,879        83,671
  Capital contributions                                                  -         22,275        22,275
  Distributions                                                   (275,700)      (170,264)     (159,350)

  Net cash used in financing activities                           (234,051)      (137,933)     (140,500)
                                                                 ---------      ---------     ---------

Net increase in cash and cash equivalents                           22,932         12,496        11,948

Cash and cash equivalents
  Beginning of year                                                 70,279         57,783        45,835
                                                                 ---------      ---------     ---------

  End of year                                                    $  93,211      $  70,279     $  57,783
                                                                 =========      =========     =========


Supplemental disclosure of cash flows information
  Cash paid for interest during the year                         $   5,387      $   4,494     $   4,512
                                                                 =========      =========     =========

Supplemental disclosure of non-cash investing and
  financing activities
  Capital lease additions                                        $       -      $       -     $     201
                                                                 =========      =========     =========




     The accompanying notes are an integral part of these financial  statements.

SPIN FOR CASH WIDE AREA PROGRESSIVE JOINT VENTURE
STATEMENTS OF VENTURERS' CAPITAL

--------------------------------------------------------------------------------
(Dollars in thousands)

                                     Anchor         IGT          Total
                                    --------      -------       -------

Balance, October 1, 1998           $  31,963    $  31,964     $  63,927

  Capital contributions                    -       22,275        22,275

  Distributions                      (79,675)     (79,675)     (159,350)

  Net income                          74,979       74,979       149,958
                                   ---------    ---------     ---------

Balance, October 2, 1999              27,267       49,543        76,810

  Capital contributions               22,275            -        22,275

  Distributions                      (85,132)     (85,132)     (170,264)

  Net income                         105,966      105,966       211,932
                                   ---------    ---------     ---------

Balance, September 30, 2000           70,376       70,377       140,753

  Distributions                     (137,850)    (137,850)     (275,700)

  Net income                         141,713      141,712       283,425
                                   ---------    ---------     ---------

Balance, September 29, 2001        $  74,239    $  74,239     $ 148,478
                                   =========    =========     =========


     The accompanying notes are an integral part of these financial statements.

SPIN FOR CASH WIDE AREA PROGRESSIVE JOINT VENTURE


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    Organization

      The Spin for Cash Wide Area Progressive Joint Venture (the Venture) is owned equally by IGT, a wholly-owned subsidiary of International Game Technology, and Anchor Gaming (Anchor). The Joint Venture Agreement was signed on December 3, 1996. The first machines operated by the Venture were placed into operation on December 12, 1996.

      The primary purpose of the Venture is to develop and install innovative gaming machines which utilize shared expertise and knowledge. As of September 29, 2001, the Venture was operating domestically in Colorado, Connecticut, Indiana, Louisiana, Michigan, Mississippi, Missouri, Native American markets, Nevada, New Jersey, South Dakota and cruise ship markets, and internationally in the Bahamas, Canada, Europe, South Africa and Uruguay.

2.    Summary of Significant Accounting Policies

      Basis of Presentation - The financial statements of the Venture are maintained in accordance with applicable accounting principles generally accepted in the United States of America.

      Revenues - Gaming operations revenues consist of revenues relating to the operation of the proprietary games, either connected to progressive jackpot systems or in stand-alone formats, and the lease of gaming machines. Revenues from proprietary jackpot systems are recognized monthly based on a percentage of the revenue, or "coin in". Revenues from proprietary games in stand-alone format are recognized monthly based on the net win that the game generates for the operator. Lease revenue is recognized with the passage of time.

      The operation of linked progressive systems varies among jurisdictions as a result of different gaming regulations. In all jurisdictions,the jackpot on a wide area progressive system increases based on the handle. The casinos pay a percentage of the handle to the Venture, an administrator or a trust to fund the progressive jackpot. This percentage of handle (contribution)is recognized as revenue. Concurrently, the Venture, the administrator or the trust recognize a liability (liability for jackpots not yet won)and jackpot expense (recorded in cost of gaming operations) for the cost to fund this jackpot in the future.

      Funding of the progressive jackpot differs by jurisdiction but is generally administered by IGT. Jackpots are currently paid in equal installments over a 20 to 26 year period or winners may elect to receive the discounted value of the jackpot in lieu of annual installments. Jackpots on some of our games are paid out at the time they are won.
      In Colorado, funding of progressive jackpots is administered by a separate fund managed by IGT. Progressive system lease fees are paid to IGT from this fund. Linked progressive systems are also operated by a trust in Iowa. IGT derives revenue based on the Iowa trust profits.

      In New Jersey, each progressive system is operated by an independent trust managed by representatives from participating casinos. The Venture receives revenues based upon a set annual fee per machine per system. Payments to the jackpot winners are made by the trust.

      Operating Expenses - IGT and Anchor provide most of the services associated with the operation of the Venture. The cost of these operations are billed to the Venture using methodologies that best approximate the actual cost of these services to the respective partner. Interest is accrued at an annual rate of approximately 8.5% and is billed monthly on balances payable to the partners that are greater than 30 days old and on inventories held for the Venture. Management believes that the methods used to allocate these costs are reasonable.

      Third Party Expenses - IGT and Anchor receive and pay all invoices from third parties for the delivery of goods or services. The partners invoice the Venture for these costs which are recorded by the Venture.

      Research and Development - IGT and Anchor perform substantially all of the engineering development work for the Venture and invoice the Venture for these services at cost. Research and development charges are expensed as incurred.

      Cash and Cash Equivalents - Cash and cash equivalents includes operating cash and cash required for funding progressive systems jackpot payments. Cash in excess of daily requirements is generally invested in various marketable securities. If these securities have original maturities of three months or less, they are considered cash equivalents. Such investments are stated at cost, which approximates market. At September 29, 2001, we had bank deposits in excess of insured limits of approximately $7.5 million.

      Depreciation - Substantially all of the Venture's depreciable assets are used directly in gaming operations and are provided by the partners who invoice the Venture for these assets at their approximate cost. Depreciation is recorded on the straight-line method over the following estimated useful lives:

           Gaming operations equipment                 2 to 3 years
           Furniture, fixtures, and equipment          5 years

      Prepaid Royalties - Amounts include prepayments for registered trademarks used for various Venture products.

      Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

      Reclassifications - Certain amounts in the 2000 and 1999 financial statements have been reclassified to be consistent with the presentation used in the 2001 financial statements.

      Recently Issued Accounting Standards - In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB 101 clarifies existing accounting principles related to revenue recognition in financial statements and was effective beginning with the fourth quarter of fiscal 2001. Adoption of SAB 101 did not have a material impact on the financial condition or results of the Venture's operations.

      In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, which would be the Venture's fiscal 2003. An analysis of the impact that SFAS 144 will have on the Venture's financial condition or results of operations has not yet been completed.

3.    Investments to Fund Liabilities to Jackpot Winners

      These investments represent discounted U.S. government treasury securities purchased to meet obligations for making payments to linked progressive systems jackpot winners. At September 29, 2001, the Venture had both the intent and ability to hold these investments to maturity and, therefore, classified them as held-to-maturity. Accordingly, these investments are stated at cost, adjusted for amortization of premiums and accretion of discounts over the term of the security, using the interest method. Securities in this portfolio have maturity dates through 2026.

      Investments to fund liabilities to jackpot winners at September 29, 2001 and September 30, 2000 are as follows:

                                         Amortized    Gross Unrealized   Market
                                                      ----------------
                                           Cost       Gains     Losses   Value
        ------------------------------------------------------------------------
        (Dollars in thousands)
        September 29, 2001
          US government obligations       $94,644     $6,841  $   (79)  $101,406
                                          =======     ======  =======   ========

        September 30, 2000
          US government obligations       $74,832     $1,240  $(1,237)  $ 74,835
                                          =======     ======  =======   ========


      Federal legislation passed in October 1998 permits jackpot winners to elect to receive the discounted value of progressive jackpots won in lieu of annual installments. For jackpots won after the date of the legislation, the winner was able to make this election after July 1, 1999. Upon a winner's election after July 1, 1999, investments held by the Venture to fund the winner's liability were sold to settle the liability. The offer for these past winners to elect a single cash payment has now expired. Therefore, we do not anticipate additional sales of held-to-maturity investments.

      Proceeds from the sale of these securities were paid to jackpot winners. Therefore, the net realized loss was offset by an equal gain on the settlement of winner liabilities. Below is a summary of sales of these securities:

                                              Fiscal      Fiscal      Fiscal
                                               2001        2000        1999
             ----------------------------------------------------------------
             (Dollars in thousands)
             Proceeds from sale               $    -       $898      $32,798
             Gross realized gains                  -          -          107
             Gross realized losses                 -        108        1,215


4.    Liabilities to Jackpot Winners

      The Venture receives a percentage of the amount played or machine rental and service fees from the linked progressive systems to fund the related jackpot payments in Colorado, Louisiana, Michigan, Mississippi, Missouri, Native American, Nevada, and South Dakota systems. Winners may elect to receive a single payment of the discounted value of the jackpot won or annual installments. Equal annual installments are paid over 20 to 26 years without interest.

      Future gross payments due to jackpot winners under these systems at September 29, 2001 are as follows:

            Fiscal Year Ending                          Payment
            ---------------------------------------------------
            (Dollars in thousands)
            2002                                       $ 19,712
            2003                                          8,382
            2004                                          8,382
            2005                                          8,382
            2006                                          8,382
            2007 and after                              116,680
                                                       --------
                                                       $169,920
                                                       ========


      Jackpot liabilities in the amount of the present value of the jackpots are recorded concurrently with the recognition of the related revenue. Jackpot liabilities include discounted payments due to winners for jackpots won and amounts accrued for jackpots not yet won that are contractual obligations of the Venture. Jackpot liabilities consist of the following:



                                                              September 29,    September 30,
                                                                  2001             2000
      --------------------------------------------------------------------------------------
      (Dollars in thousands)
      Gross payments due to jackpot winners                     $169,920         $140,915
      Unamortized discount on payments to jackpot winners        (68,117)         (60,227)
      Accrual for jackpots not yet won                            49,480           27,479
                                                                --------         --------
      Total jackpot liabilities                                  151,283          108,167
      Less current liabilities                                   (49,107)         (26,592)
                                                                --------         --------
      Long-term jackpot liabilities                             $102,176         $ 81,575
                                                                ========         ========


      The Venture amortizes the discount on the winner liabilities, recognizing it as interest expense. During fiscal years 2001, 2000, and 1999, the Venture recorded interest expense on jackpot liabilities of $5.1 million, $3.8 million, and $4.2 million. The Venture is required to maintain cash and investments relating to systems liabilities totaling $26.1 million at September 29, 2001 and $16.5 million at September 30, 2000. During fiscal years 2001, 2000, and 1999, the Venture recorded interest income on jackpot investments of $5.1 million, $3.8 million, and $4.2 million.

5.    Income Taxes

      The Venture has not made any provision for federal income taxes due to its election to be taxed as a pass-through entity under Internal Revenue Code,
      Section 704A. Under this election, income of the Venture is taxable to the individual venturers.

6.    Related-Party Transactions

      Substantially all of the goods and services recorded by the Venture are provided by or paid for by IGT and Anchor. At September 29, 2001 the Venture had a receivable from IGT of $1.1 million. As of September 30, 2000 the payable to IGT was $3.3 million. As of September 29, 2001 no amounts were payable to Anchor. At September 30, 2000, amounts payable to Anchor totaled $18,000. The Venture incurred interest expense to IGT of $311,000 during fiscal 2001, $703,000 during fiscal 2000, and $50,000 in fiscal 1999.

7.    Contingencies

      The Venture has been named and has brought lawsuits in the normal course of business. We do not expect the outcome of these suits, including the lawsuits described below, to have a material adverse effect on our financial position or results of future operations.

      Acres - In February 1999, the Venture and Anchor filed an action in U.S. District Court, District of Nevada, against Acres Gaming, Inc. (Acres). The complaint alleges, among other things, infringement of certain secondary event patents owned by Anchor and licensed to the Venture. In April 1999, Acres responded by filing an answer and counterclaim against the Venture and Anchor. In addition, in April 1999, Acres filed an action in Oregon state circuit court against the Venture and Anchor alleging wrongful use of Acres' intellectual property. The Oregon state circuit court action has been removed to the US District Court, District of Oregon, and has been stayed pending the outcome of the Nevada actions. Motions for Summary judgment have been filed by the parties.

      Kraft - On July 18, 2001, an individual, Mary Kraft, filed a complaint in the Wayne County Circuit Court in Detroit, Michigan, against IGT, Anchor and the three operators of casinos in Detroit, Michigan. IGT was never served with the complaint and was voluntarily dismissed from the litigation on July 27, 2001. On September 26, 2001, International Game Technology filed a motion to intervene as a party defendant, which was granted on October 26, 2001. The plaintiff claims the bonus wheel feature of the Wheel of Fortune(R) and I Dream of Jeannie (TM) slot machines, which are manufactured, designed and programmed by IGT and/or Anchor, are deceptive and misleading. Specifically, plaintiff alleges that the bonus wheels on these games do not randomly land on a given dollar amount but are programmed to provide a predetermined frequency of pay-outs. The complaint alleges violations of the Michigan Consumer Protection Act, common law fraud and unjust enrichment and asks for unspecified compensatory and punitive damages, disgorgement of profits, injunctive and other equitable relief, and costs and attorney's fees. The plaintiff seeks to certify a class of any individual in Michigan who has played either of these games since June of 1999. The Michigan Gaming Control Board, the administrative agency responsible for policing the Detroit casinos, approved the machines and their programs for use.

8.    Merger

      On July 8, 2001, IGT and Anchor entered into an Agreement and Plan of Merger, pursuant to which Anchor will merge with a subsidiary of IGT's. Both companies' boards of directors unanimously approved the Agreement and Plan of Merger. The merger, which is expeced to be completed prior to January 31, 2002, is subject to the approval of both companies'
      shareholders  and  certain   regulatory  approvals , including   gaming
      regulatory approvals and Hart-Scott-Rodino antitrust preclearance. The proposed combination will permit the companies to work more closely together to develop new games and use their complementary resources to benefit casinos and casino customers. Subsequent to the merger, the results of the Venture will become fully consolidated with IGT and it's subsidiaries.


                                        ******